Exhibit 99.1

NEWS RELEASE

YAMANA ACQUISITION OF REMAINING MERIDIAN GOLD SHARES APPROVED BY
SHAREHOLDERS

Toronto, Ontario, December 20, 2007 – MERIDIAN GOLD INC. (TSX: MNG; NYSE: MDG) and YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced that Meridian has received shareholder approval relating to the completion of the plan of arrangement under which Yamana will acquire the remaining approximate 10 percent of Meridian common shares.

The remaining Meridian shares will be acquired for the same consideration as the previous offer of C$7.00 cash plus 2.235 Yamana common shares for each Meridian share.

The transaction is expected to become effective on December 31, 2007, followed by the delisting of Meridian common shares from the Toronto Stock Exchange and the New York Stock Exchange during the week of January 1, 2008.

Meridian shareholders who have not yet delivered their Meridian share certificate(s) and a letter of transmittal to CIBC Mellon Trust Company in Toronto, Ontario must do so in order to receive the consideration the shareholder is entitled to following the effective date of the transaction. Cheques and Yamana share certificates will be sent to all shareholders who have delivered their Meridian share certificate(s) and a letter of transmittal to CIBC Mellon Trust Company in Toronto, Ontario following the effective date of the transaction.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper and silver production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information regarding the delivery of share certificates and letter of transmittal, contact:

CIBC Mellon Trust Company By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4 Tel: (416) 643-5500 or Toll-free: 1-800-387-0825 Email: inquiries@cibcmellon.com	By Courier 199 Bay Street Commerce Court West, Securities Level Toronto, Ontario M5L 1G9

For additional information, contact:
Jodi Peake Vice President, Public & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	MEDIA CONTACT: Mansfield Communications Inc. Hugh Mansfield (416) 599-0024

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphuric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphuric acid, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s AnnualReport on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.